Landa app LLC

6 W. 18th Street

New York, NY 10011

august 5, 2021

VIA EDGAR AND OVERNIGHT MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:         Landa App LLC

Offering Statement on Form 1-A

Post-Qualification Amendment No. 1

Filed July 15, 2021

File No. 024-11377

Ladies and Gentlemen:

This letter is submitted by Landa App LLC (the “Company”) in response to comments from the staff of the Division of Corporation Finance, Office of Real Estate & Construction (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated July 30, 2021 (the “Comment Letter”) regarding the Company’s Post-Qualification Amendment No. 1 to the Offering Statement on Form 1-A filed July 15, 2021 (the “Offering Statement”), amending the amended Offering Statement on Form 1-A filed on May 7, 2021 that was qualified by the Commission on June 29, 2021 (the “Qualified Offering Statement”) relating to an offering of membership interests in certain series registered under the Company (each, a “Series”).

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment.

Post-Qualification Amendment on Form 1-A

General

1. Please disclose the aggregate amount of securities being offered on the cover page and elsewhere in your filing where you refer to the amount of securities being offered. Refer to Item 1(d) of Part II of Form 1-A. Also, it appears you are attempting to qualify the same amount of shares for each of the eight series that were originally qualified on June 29, 2021. Please clarify whether you sold any of those shares, how many remain unsold and how many additional shares, if any, you are attempting to qualify in this post-qualification amendment for the series included in the offering statement that qualified on June 29, 2021.

Response to Comment No. 1

In response to the Staff’s comment, the Company will revise the disclosure in an amendment to the Offering Statement.

2. We note that you include an “Opening Date” column in the table on the cover page as well as in the Master Series Table on page vii, which appears to indicate that you have not commenced the offering of many of the series that were included in the offering statement that qualified on June 29, 2021. In this respect, we note that the “Offering Status” for many of those series is labeled “Upcoming” in the Master Series Table. Please provide your analysis of how such delays are consistent with Rule 251(d)(3)(i)(F) of Regulation A, which requires that continuous offerings will be commenced within two calendar days after the qualification date.

Response to Comment No. 2

The Company believes that its offering of membership interests in its Series (“Shares”) is consistent with the requirements set forth in Rule 251(d)(3)(i)(F) as the Company believes that this offering constitutes a single continuous offering that commenced with the offering of Shares of Landa Series 1394 Oakview Circle on July 1, 2021, as disclosed in the Master Series Table in the Offering Statement, which was the second calendar date after the qualification date of the Qualified Offering Statement. The Company believes that considering the offering of Shares of the various Series to be a single continuous offering is consistent with the Staff’s interpretation of the $75 million aggregate offering price maximum under Rule 251(a)(2) in the context of offerings by series limited liability companies, under which the aggregate offering prices of the securities of the various series are aggregated together for purposes of assessing compliance with the $75 million limit for Tier 2 offerings under Regulation A.

Furthermore, the Company believes that its interpretation is consistent with the approach taken by other series limited liability companies recently or currently conducting continuous offerings qualified under Regulation A. For example, the Staff has qualified post-qualification amendments to the following offering statements, all of which disclose that certain of the series included will open sales of series equity interests more than two days following qualification: File No. 024-10717, File No. 024-10983 and File No. 024-10951. The Company believes that such qualifications are consistent with the interpretation the various offerings of the series under each such offering statement as constituting a single continuous offering.

Also, an issuer that similarly has multiple series that each own real estate, filed a post-qualification amendment to its offering statement in File 024-11325 and disclosed that the “term of at least one series offering will commence within two calendar days after the qualification date of the offering statement of which this offering circular is a part and end no later than the second anniversary of the qualification date of the offering statement.”

The Company believes that there are no relevant differences between its offering of Shares in its Series as compared to the foregoing examples, all of which include one issuer with multiple series limited liability companies with each series holding one primary asset and that primary asset serving as the revenue source for the series.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at neeraj@landa.app.

Sincerely,

/s/ Neeraj Kumar